Exhibit 4.50
Agreement
This AGREEMENT is entered into on the day of October 12, 2010 at Shanghai by and between the following parties:
Party A: GIGAMEDIA (HK) LIMITED
Address
Party B: Song Yunv (Chinese name )
Nationality: Chinese

ID Number: 310228198107295846
310228198107295846
WHEREAS, Party A is a company registered in Hong Kong Special Administration Region. Party A wishes to incorporate a company with tentative company name as “Shanghai Ji Di Technology Co., Ltd” and Chinese name or any other similar names approved by company registration office (“Company”) in PRC Shanghai Zhabei District, Party B may provide the above service and act as one of the shareholders to incorporate the Company. Party A hereby agrees to pay Party B a certain amount in accordance with the terms and conditions set forth herein.

NOW, THEREFORE, through mutual negotiations, both parties agree as follows:
Article 1 The parties agree to enter into this Agreement in a spirit of good will and cooperation for the benefit of all parties. Party A agrees to provide all necessary assistance to Party B in connection to the incorporation of the Company. Party A agrees to provide a payment to Party B in amount of RMB 2,000,000 (in capital RMB two millions only) in accordance with the terms and conditions set forth in this Agreement. Both parties agree any gains from the shares or the Company shall belong to Party A.

Article 2 Party B agrees to accept such payment provided by Party A. Party B hereby agrees and warrants that she/he will use such amount only for the investment in, together with other relevant parties, the Company. Without the prior written consent of Party A, Party B will not use such amount for the investment in any other domain and will not transfer or pledge the shares in the Company to any third party. Party B further agrees that she/he will pledge the shares in the Company to Party A to secure the payment at the request of Party A.
Article 3 If there are any questions or uncertainty about this Agreement, we will discuss it with an arbitrator in Hong Kong and he will resolve it based on Hong Kong law.
Article 4 Assignment
Party B may not transfer any rights and duties under this Agreement to any other third party.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on their behalf by the duly authorized representative as of the date first written above.

Party A: GIGAMEDIA (HK) LIMITED	Party B: Song Yunv

Representative:

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Appendix I
Confirmation of Draw down
I hereby confirm that I have received on date of November 18, 2010, RMB2,000,000 from GIGAMEDIA (HK) LIMITED.

                                                                 ( _______ )
Song Yunv (Chinese name )

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